Filing pursuant to Rule 433,
Filing No. 333-130439-07
$1.5bn AmeriCredit 2007-C-M **Full Pricing Details**
Jt Lead Mgs: CS, Barc, DB     Co Mgrs: Leh, JPM, RBS, UBS     Pot/Retention
MBIA Wrapped

Cls	Size(MM)	Mdy/S&P/Ftch	WAL	ExpFnl	Bnch	Sprd	Yld	Cpn(%)	$Px

A1	$273.0	P-1/A-1+/F1+	0.20	01/08	IntL	-3	5.318	5.318	100-00
A2	$370.0	Aaa/AAA/AAA	0.90	12/08	EDSF	+5	5.500	5.43	99.99321
A3A	$175.0	Aaa/AAA/AAA	2.00	04/10	Swps	+10	5.484	5.42	99.99574
A3B	$271.0	Aaa/AAA/AAA	2.00	04/10	1mL	+3			100-00
A4A	$150.0	Aaa/AAA/AAA	3.36	04/11	ISwps	+17	5.619	5.55	99.98700
A4B	$261.0	Aaa/AAA/AAA	3.36	04/11	1mL	+8			100-00

> Full coupon and price details to follow Pricing speed: 1.7% ABS to 10%
> cleanup Expected settle: 07/26/07
> First payment: 08/06/07
> All classes ERISA elible
> CS will B&D
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